                                                                   EXHIBIT 17(e)

               MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.


                          U.S. REAL ESTATE PORTFOLIO




                                 ANNUAL REPORT

                               December 31, 1999

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.s. Real Estate Portfolio

                              Investment Overview


Composition of Net Assets (at December 31, 1999)
-------------------------------------------------

Diversified                        (7.3%)
Health Care                        (0.6%)
Industrial                         (4.2%)
Lodging/Resorts                    (5.5%)
Office/Industrial Mixed            (1.5%)
Office                            (28.9%)
Residential Apartments            (22.0%)
Residential Manufactured Homes     (6.6%)
Retail Regional Malls              (9.2%)
Retail Strip Centers               (6.1%)
Shelf Storage                      (4.2%)
Other                              (3.9%)


Top Five Holdings

                                                                 Percent Of
Security                                      Industry           Net Assets
--------                               ----------------------    ----------
Equity Office Properties Trust         Office                       5.8%
Arden Realty Group, Inc.               Office                       5.4%
Equity Residential Properties Trust    Residential Apartments       5.1%
Avalonbay Communities, Inc.            Residential Apartments       5.0%
Brookfield Properties Corp.            Office                       5.0%

Performance Compared to the National Association of Real Estate Investment Trusts (NAREIT) Equity Index/1/
---------------------------------------------------------------------------

                                                   Total Returns/2/
                                              -------------------------
                                               One     Average Annual
                                              Year   Since Inception/3/
                                              ----   -------------------
Portfolio............................         -1.47%        1.27%
Index................................         -4.62%       -2.25%

1. The NAREIT Equity Index is an unmanaged market weighted index of tax qualified REITs listed on the New York Stock Exchange, American Stock Exchange and the NASDAQ National Market System (including dividends).

2. Total returns for the Portfolio reflect expenses waived and reimbursed, if applicable, by the Adviser. Without such waiver and reimbursement, total returns would be lower.

3.   Commenced operations on March 3, 1997.

Past Performance Is Not Predictive Of Future Performance.

Comparison of the Change in Value of a $10,000 Investment


--------------------------------------------------------------------------------

                             3/3/97*      12/31/97      12/31/98      12/31/99

U.S. Real Estate Portfolio   $10,000       ------        ------       $10,363
National Association of Real
 Estate Investment Trusts
 (NAREIT) Equity Index       $10,000       ------        ------       $ 9,378

* Commencement of Operations

In accordance with SEC regulations, Portfolio performance shown assumes that all recurring fees (including management fees) were deducted and all dividends and distributions were reinvested.

Certain information appearing in this investment overview is unaudited. Accordingly, the report of independent accountants appearing elsewhere in this report does not extend to this information. The information contained in this overview regarding specific securities is for informational purposes only and should not be construed as a recommendation to purchase or sell the securities mentioned. The performance results provided are for informational purposes only and should not be construed as a guarantee of the Portfolio's future performance. Past performance shown is not predictive of future performance. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The U.S. Real Estate Portfolio seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITS").

For the year ended December 31, 1999, the Portfolio had a total return of -1.47% compared to -4.62% for the National Association of Real Estate Investment Trusts (NAREIT) Equity Index (the "Index"). For the period from inception on March 3, 1997 through December 31, 1999, the Portfolio had an average annual total return of 1.27% compared to -2.25% for the Index.

Performance of the REIT market in the fourth quarter of 1999 resembled the pattern established for much of the previous six quarters, featuring persistent downward pressure with intermittent rallies. Despite declining through mid-December to its 52-week low (a level last witnessed in November 1996), due to a lack of interest by non-dedicated investors and tax loss selling, the sector rallied 9% in the last half of December as value investors appeared to gain a renewed interest. The Index fell by 1% in the fourth quarter and provided a year-to-date loss of 4.62%. REIT share prices are now trading at more than a 15%

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                          Investment Overview (cont.)

discount to the underlying Net Asset Value ("NAV") of their assets. Despite the attractive arbitrage between valuations in the public versus the private real estate markets, there was very little interest by non-dedicated institutional investors in the sector this past year. (We define real estate arbitrage as the pricing disparity between prices of actual properties in the private real estate market versus the implied pricing of properties owned by public companies based on their share price).

As stated in earlier reports, our investment perspective is that over the medium and long-term the largest determinant of the value of real estate stocks will be underlying real estate fundamentals. We measure the sector based on the Price to Net Asset Value per share ratio ("P/NAV"). Given the large and active private real estate market, we believe that there are limits as to the level of premium or discount at which the sector can trade relative to its NAV. These limits can be viewed as the point at which the arbitrage opportunity between owning real estate in the private versus public markets becomes compelling (allowing for the notion that the public market has a tendency to over-shoot both on the upside and downside). The current pricing causes us to return to the same fundamental question: is the public market valuation accurately predicting a decline in real estate values or is the public market simply oversold? Although we retain a healthy respect for the predicting power of the public markets, our bias is to support the opinion that the market is oversold.

The REIT industry hosted its annual conference in Los Angeles at the end of October and the tone was more upbeat than we had expected in spite of the weak share prices. Two general themes relayed by the companies were the continued strong performance in the physical property markets and their acceptance that the sector may trade at a discount to NAV for a substantial period. As a result, companies generally have reoriented their thinking to focus on the growth of NAV per share as opposed to absolute growth. They are also attempting to become self-funding, which will require the implementation of asset sales, joint ventures and more judicious use of free cash flow. In fact, many companies have developed our recommended model of comparing any development or acquisition activity to buying back their stock.

At year-end we can point to five completed or agreed-to LBO transactions in the industry. These transactions provide the best evidence of both the existence of the arbitrage opportunity between the valuation of public and private real estate as well as the availability of equity investors. It is interesting to note that the participants in the LBOs discussed below include a number of the most sophisticated real estate opportunity funds. These investors, who typically invest in the private real estate marketplace, took advantage of the arbitrage opportunity to purchase public companies trading at significant discounts to asset value. Generally, given an average leverage ratio approaching 50% of total capital, a company trading at an NAV discount of 15% to 25% allows an investor to buy the assets at an attractive price and provides existing shareholders handsome return potential.

Further evidence of the favorable real estate arbitrage is the pervasive adoption of share buyback programs. Instead of buying or developing properties, companies are utilizing retained cashflow to fund share buybacks, effectively to purchase real estate in the cheapest manner (by buying their stock that trades at a discount to private real estate value). The most recent decline in prices served to increase the number of share buyback programs. We have been strong advocates for companies to perform the analysis of this strategy. For many companies, their stock is the best investment that they can identify in this competitive market for real estate. Due to the large required dividend payout of the REIT structure, companies in the sector can only generate modest levels of free cashflow to buyback shares. However, we applaud the companies that have sold assets (at par) and redeployed that capital into share repurchases (at a discount). Through the third quarter, more than 50 companies authorized share buyback programs and had purchased in excess of $1 billion of stock, representing more than 2% of their equity capitalization.

Companies have taken greater steps in developing business plans that do not require equity issuance. These plans place an emphasis on managing the existing portfolio and external growth, if planned, is funded by asset sales or is accomplished within a joint venture structure. These approaches provide variations on a theme of self-funding. We support the strategy of growing NAV per share as opposed to a strategy based simply on growing. We believe that investors remain concerned that any improvement in pricing will cause REITs to issue equity, thereby placing a ceiling on the price of the stocks. There were no

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                          Investment Overview (cont.)

equity offerings completed in the fourth quarter. We expect the calendar to remain dormant as a result of weak pricing, the lack of significant demand from institutional buyers, and the propensity for investors to pummel companies that issue equity.

The fourth quarter featured a number of exciting joint venture transactions. The most notable was the joint venture established by Equity Office Properties. The company sold interests in seven office buildings to Lend Lease Real Estate (one of the most respected global real estate investors) for $540 million at an attractive blended cashflow multiple. In addition, Equity will retain the management and leasing of the assets and concurrently announced a $250 million share buyback program. In a similar transaction, Prime Group Realty sold a 50% interest in their best downtown Chicago office asset for approximately $300 million to a large state pension plan. Prime also retained management and leasing and subsequently announced a share buyback program. Note that this marked the highest sale price ($300 per square foot) achieved in this market.

The REIT Modernization Act, first proposed in the spring, has been passed. The key feature is the ability for REITs to engage in service businesses that are complementary to real estate through 100% ownership of a taxable REIT subsidiary ("TRS"), without jeopardizing their tax status. Many of the larger REITs have successfully identified additional revenue sources by taking advantage of ancillary businesses that access their existing client base. This is being accomplished in all sectors. In multifamily, Equity Residential earns income through relationships with service providers to their apartment residents (e.g., cable television providers, long distance carriers, and insurance companies). In the mall sector, Simon Property Group, through its Simon Brand Ventures subsidiary, has developed relationships with companies including Microsoft (to sell its Internet service) and Turner Broadcasting (to air TBS programming in Simon malls) and has developed its own rewards program to generate income. Finally, many of the office REITs generate income through relationships with providers of broadband services to their tenants.

Real Estate Market

We have continued to caution investors that there remain threats of over-supply but strong demand is serving to mute any serious concern at this time. Generally, there continues to be evidence of a maturing real estate market as the improvement in fundamentals have begun to plateau. The following presents an outline of our views.

Similar to last quarter, the data reported from the Census Bureau for the fourth quarter demonstrated a modest level of risk to over-supply in the market for apartments. Permits exceeded 350,000 units (annual pace on a seasonally adjusted basis), for each of the last two reported months (October and November). Starts barely exceeded 300,000 units in September and were 280,000 and below in October and November. With net demand estimates in the 300,000 to 320,000 unit range, we are monitoring this data for signs of further acceleration. Based on projections by F.W. Dodge, prospective supply is running about 1.1% higher than prospective demand for the next two-year period. This would result in overall vacancy increasing from 7.1% towards 8% over this period.

Rebounding from a slump in the summer and fall, consumer confidence rose in the fourth quarter and ended December at its highest level since its all-time high in October 1968. Despite earlier concerns, mall sales for the holiday shopping season rose 7.7% over 1998 rates according to the International Council for Shopping Centers. Landlords continue to point to a strong leasing environment as retailers commit to new stores and expansions. It is noteworthy that this proved to be a difficult period for certain e-commerce retailers as the web sites of the traditional retailers gained market share based upon both the greater brand name recognition of the traditional retailers and their superior logistics and delivery systems. Despite the unexpected strong performance over Christmas, the risk of e-commerce remains the key mitigating factor that tempers enthusiasm for the sector.

The near-term trends remain similar in both the office and industrial markets. While significant amounts of space continue to come on-line, demand continues to remain strong, almost keeping pace with new supply on the national level. According to data from Torto Wheaton, national office vacancy rose a modest 0.2% to 9.8% in the third quarter. The downtown markets experienced a slight improvement of 0.2% as vacancies declined to 8.7% while vacancies in the suburban markets moved

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                          Investment Overview (cont.)

above 10%. The industrial market, which featured a modest increase of 0.1% in vacancy rates in the second quarter, reported an equally modest increase of 0.1% for the third quarter. The national industrial vacancy rate now stands at 7.5%.

Despite a strong economy and relatively easy comps versus last year, the hotel market demonstrated only modest revenue per available room ("RevPar") growth in the fourth quarter. It is clear that the large supply of product continues to put pressure on the market. Smith Travel Research reported full-year RevPar growth of 3.2% and most public companies have provided similar annual RevPar projections for 2000.

Portfolio

We have continued to shape the Portfolio with companies offering attractive fundamental valuations relative to their underlying real estate value. Throughout the year, we were encouraged by the strength of the U.S. economy. Current economic consensus for strong GDP growth in 2000 causes us to remain constructive with regard to the likelihood that real estate fundamentals will remain favorable. The top-down weightings in the Portfolio remain similar to last quarter, with a modest bias toward central business district and Southern California office properties and away from grocery-anchored shopping centers. We maintain an overweight position to markets with greater barriers to entry, including West Coast apartments and downtown office buildings. We continue to take advantage of the relative similarity in pricing of companies to upgrade the Portfolio, measured both in terms of the quality of properties held by companies and the management teams at the companies.

January 2000

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                           Statements of Net Assets
                               December 31, 1999

                                                                                     Value
Shares                                                                               (000)
----------------------------------------------------------------------------------------------
Common Stocks (96.3%)
 Diversified (7.3%)
   23,700   Pacific Gulf Properties, Inc. REIT.....................................   $  480
    8,300   Pennsylvania REIT......................................................      121
    5,600   Rouse Co...............................................................      119
    6,600   Vornado Realty Trust REIT..............................................      214
(a)27,607   Wellsford Real Properties, Inc.........................................      235
                                                                                      -------
                                                                                        1,169
                                                                                      -------
Health Care (0.6%)
   16,400   Meditrust Corp. Paired Stock...........................................       90
Industrial  (4.2%)
    1,600   Eastgroup Properties...................................................       30
   19,200   Prime Group Realty Trust REIT..........................................      292
   18,100   Prologis Trust.........................................................      348
                                                                                     -------
                                                                                         670
                                                                                     -------
Lodging/Resorts (5.5%)
    1,019   Hilton Hotels Corp.....................................................       10
   20,856   Host Marriott Corp.....................................................      172
    (a)13   Interstate Hotels Corp.................................................      --@
   29,433   Starwood Hotels & Resorts Worldwide, Inc...............................      692
 (a)1,900   Wyndham International, Inc.............................................        5
                                                                                     -------
                                                                                         879
                                                                                     -------
Office/Industrial Mixed (1.5%)
    2,100   Duke Realty Investment, Inc. REIT......................................       41
    2,600   PS Business Parks......................................................       59
    3,700   Spieker Properties, Inc. REIT..........................................      135
                                                                                     -------
                                                                                         235
                                                                                     -------
Office (28.9%)
   43,100   Arden Realty Group, Inc................................................      865
    8,200   Boston Properties, Inc.................................................      255
   22,500   Brandywine Realty Trust REIT...........................................      368
   76,100   Brookfield Properties Corp.............................................      798
   22,500   CarrAmerica Realty Corp. REIT..........................................      475
   37,387   Equity Office Properties Trust REIT....................................      921
   29,400   Great Lakes, Inc. REIT.................................................      423
    1,200   Mack-Cali Realty Corp..................................................       31
      400   Prentiss Properties Trust REIT.........................................        8
   28,000   Trizec Hahn Corp.......................................................      473
                                                                                     -------
                                                                                       4,617
                                                                                     -------
Residential Apartments (22.0%)
    7,400   Amli Residential Properties Trust REIT.................................      149
      100   Apartment Investment & Management Co.
            REIT...................................................................        4
   21,683   Archstone Communities Trust REIT.......................................      445
   23,300   Avalonbay Communities, Inc. REIT.......................................      800
   19,149   Equity Residential Properties Trust REIT...............................      817
   18,100   Essex Property Trust, Inc. REIT........................................      615
   19,100   Smith (Charles E.) Residential Realty, Inc.
            REIT...................................................................      676
                                                                                     -------
                                                                                       3,506
                                                                                     -------
Residential Manufactured Homes (6.6%)
   27,700   Chateau Properties, Inc. REIT..........................................      718
    7,700   Manufactured Home Communities, Inc. REIT ..............................  $   187
    4,400   Sun Communities, Inc. REIT.............................................      142
                                                                                     -------
                                                                                       1,047
                                                                                     -------
Retail Regional Malls (9.2%)
   20,700   Simon Property Group, Inc..............................................      475
   49,100   Tauban Centers, Inc. REIT..............................................      528
   17,300   Urban Shopping Centers, Inc. REIT......................................      469
                                                                                     -------
                                                                                       1,472
                                                                                     -------
Retail Strip Centers (6.1%)
   38,300   Burnham Pacific Property Trust REIT....................................      359
   17,100   Federal Realty Investment Trust REIT...................................      322
    8,800   Pan Pacific Retail Properties, Inc. REIT...............................      144
      100   Ramco-Gershenson Properties Trust REIT.................................        1
    7,600   Regency Realty Corp....................................................      152
                                                                                     -------
                                                                                         978
                                                                                     -------
Self Storage (4.2%)
   25,232   Public Storage, Inc. REIT..............................................      572
    4,400   Shurgard Storage Centers, Inc., Series A REIT..........................      102
                                                                                     -------
                                                                                         674
                                                                                     -------
Other (0.2%)
(a)10,848   Atlantic Gulf Communities Corp.........................................        1
   (a)865   Merry Land Properties, Inc.............................................        5
 (a)2,200   Security Capital Group-Class B.........................................       27
                                                                                     -------
                                                                                          33
                                                                                     -------
Total Common Stocks (Cost $17,403).................................................   15,370
                                                                                     -------
Preferred Stock (0.0%)
 Other (0.0%)
  (a)1,401  Atlantic Gulf Communities Corp. (COST $14) ...........................        8
                                                                                    -------
Convertible Preferred Stock (0.1%)
 Other (0.1%)
  (a)2,003  Atlantic Gulf Communities Corp. (COST $20) ...........................       12
                                                                                    -------

 No. of
Warrants
-----------
Warrants (0.0%)
  Other
(a)(b)2,812 Atlantic Gulf Communities Corp., Class A,
              expiring 6/23/04....................................................      --@
(a)(b)2,812 Atlantic Gulf Communities Corp., Class B,
              expiring 6/23/04....................................................      --@
(a)(b)2,812 Atlantic Gulf Communities Corp., Class C,
              expiring 6/23/04....................................................      --@
                                                                                    -------
Total Warrants (Cost $0)..........................................................      --@
                                                                                    -------

   The accompanying notes are an integral part of the financial statements.

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                        Statement of Net Assets (cont.)
                               December 31, 1999

   Face
  Amount                                                                Value
   (000)                                                                 (000)
-------------------------------------------------------------------------------
Short-term Investment (2.9%)
  Repurchase Agreement (2.9%)
$    459 Chase Securities, Inc., 2.60%, dated 12/31/99,
           due 1/3/00, to be repurchased at $459,
           collateralized by U.S. Treasury Notes,
           6.125%, due 12/31/01, valued at $469
           (Cost $459).........................................     $      459
                                                                    ----------
Total Investments (99.3%) (Cost $17,896).........                       15,849
                                                                    ----------
Other Assets (1.3%)
  Cash...........................................      $        8
  Dividends Receivable...........................             138
  Receivable for Portfolio Shares Sold...........              59
  Due from Adviser...............................               9
  Other..........................................               1          215
                                                       ----------
LIabilities (-0.6%)
  Payable for Portfolio Shares Redeemed..........             (34)
  Shareholder Reporting Expense Payable..........             (32)
  Professional Fees Payable......................             (19)
  Custodian Fees Payable.........................              (9)
  Administrative Fees Payable....................              (4)         (98)
                                                       ----------   ----------
NET ASSETS (100%)..............................................     $   15,966
                                                                    ==========
Net Asset Value, Offering And Redemption
  Price Per Share
  Applicable to 1,751,924 outstanding $0.001 par value
  shares (authorized 500,000,000 shares).......................     $     9.11
                                                                    ==========
Net Assets Consist Of:
Paid in Capital................................................     $   18,497
Undistributed Net Investment Income............................            129
Accumulated Net Realized Loss..................................           (613)
Unrealized Depreciation on Investments.........................         (2,047)
                                                                    ----------
Net Assets.....................................................     $   15,966
                                                                    ==========

(a)  -- Non-income producing security
(b)  -- Includes 1,878 restricted warrants.
@    -- Value is less than $500
REIT -- Real Estate Investment Trust

   The accompanying notes are an integral part of the financial statements.

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                            Statement of Operations

                                                                    Year Ended
                                                             December 31, 1999
                                                                         (000)
------------------------------------------------------------------------------
Investment Income:
   Dividends                                                          $    906
   Interest                                                                 24
                                                                      --------
     Total Income                                                          930
                                                                      --------
Expenses:
   Investment Advisory Fees                                                121
   Less: Fees Waived                                                      (121)
                                                                      --------
   Net Investment Advisory Fees                                              -
   Shareholder Reports                                                      81
   Administrative Fees                                                      42
   Professional Fees                                                        28
   Custodian Fees                                                           12
   Directors' Fees and Expenses                                              1
   Other                                                                     3
                                                                      --------
     Net Expenses                                                          167
                                                                      --------
Net Investment Income                                                      763
                                                                      --------
Net Realized Loss on:
   Investments Sold                                                       (191)
                                                                      --------
Change in Unrealized Appreciation/Depreciation on:
   Investments                                                          (1,047)
                                                                      --------
Net Realized Loss and Change in Unrealized
  Appreciation/Depreciation                                             (1,238)
                                                                      --------
Net Decrease in Net Assets Resulting from Operations                  $   (475)
                                                                      ========

------------------------------------------------------------------------------

                      Statement of Changes in Net Assets

                                                Year Ended          Year Ended
                                         December 31, 1999   December 31, 1998
                                                     (000)               (000)
------------------------------------------------------------------------------
Increase (Decrease) In Net Assets

Operations:
  Net Investment Income                          $    763             $    602
  Net Realized Loss                                  (191)                (484)
  Change in Unrealized Appreciation/
  Depreciation                                     (1,047)              (1,853)
                                                 --------             --------
Net Decrease in Net Assets Resulting                 (475)              (1,735)
  from Operations                                --------             --------

Distributions:
  Net Investment Income                              (870)                (421)
  Net Realized Gain                                     -                 (124)
                                                 --------             --------
  Total Distributions                                (870)                (545)
                                                 --------             --------
Capital Share Transactions (1):
  Subscribed                                       13,268               11,443
  Distributions Reinvested                            870                  402
  Redeemed                                        (11,961)              (7,486)
  Net Increase in Net Assets Resulting from      --------             --------
  Capital Share Transactions                        2,177                4,359
                                                 --------             --------
  Total Increase in Net Assets                        832                2,079

Net Assets:
  Beginning of Period                              15,134               13,055
                                                 --------             --------
  End of Period (Including undistributed net
  investment income of $129 and $130,
  respectively)                                  $ 15,966             $ 15,134
                                                 ========             ========
------------------------------------------------------------------------------
(1) Capital Share Transactions:
    Shares Subscribed                               1,342                1,090
    Shares Issued on Distributions Reinvested          98                   40
    Shares Redeemed                                (1,233)                (730)
                                                 --------             --------
    Net Increase in Capital Shares Outstanding        207                  400
                                                 ========             ========
------------------------------------------------------------------------------

   The accompanying notes are an integral part of the financial statements.

               Morgan Stanley Dean Witter Universal Funds, Inc.
                          U.S. Real Estate Portfolio

                             Financial Highlights

                                                             Year Ended December 31,   Period From
                                                             -----------------------  March 3,1997* to
                                                                 1999          1998   December 31, 1997
-------------------------------------------------------------------------------------------------------
Net Asset Value, Beginning of Period                           $  9.80      $  11.41      $   10.00
Income From Investment Operations
  Net Investment Income                                           0.43          0.40           0.17
  Net Realized and Unrealized Gain (Loss)                        (0.59)        (1.63)          1.61
    Total from Investment Operations                             (0.16)        (1.23)          1.78
Distributions
  Net Investment Income                                          (0.53)        (0.29)         (0.17)
  Net Realized Gain                                                 --         (0.09)         (0.20)
    Total Distributions                                          (0.53)        (0.38)         (0.37)
Net Asset Value, End Of Period                                 $  9.11      $   9.80      $   11.41
Total Return                                                     (1.47)%      (10.86)%        17.99%
Ratios And Supplemental Data:
Net Assets, End of Period (000's)                              $15,966      $ 15,134      $  13,055
Ratio of Expenses to Average Net Assets                           1.10%         1.10%          1.10%**
Ratio of Net Investment Income to Average Net Assets              5.03%         4.14%          3.14%**
Portfolio Turnover Rate                                             40%         100%            114%
________________
Effect of Voluntary Expense Limitation During the Period:
  Per Share Benefit to Net Investment Income                   $  0.07   $      0.06      $    0.07
Ratios Before Expense Limitation:
  Expenses to Average Net Assets                                  1.90%         1.73%          2.32%**
  Net Investment Income to Average Net Assets                     4.23%         3.51%          1.92%**
--------------------------------------------------------------------------------------------------------

*   Commencement of operations
**  Annualized

   The accompanying notes are an integral part of the financial statements.

               Morgan Stanley Dean Witter Universal Funds, Inc.
                         Notes To Financial Statements
                               December 31, 1999

Morgan Stanley Dean Witter Universal Funds, Inc., formerly Morgan Stanley Universal Funds, Inc., (the "Fund") is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. As of December 31, 1999, the Fund was comprised of fifteen separate active, diversified and non-diversified portfolios (individually referred to as a "Portfolio", collectively as the "Portfolios").

The accompanying financial statements relate to the U.S. Real Estate Portfolio.The Portfolio seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITS").

The Fund is intended to be the funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain life insurance companies.

A. Accounting Policies: The following significant accounting policies are in conformity with generally accepted accounting principles for investment companies. Such policies are consistently followed by the Fund in the preparation of the financial statements. Generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ from those estimates.

1. Security Valuation: Equity securities listed on a U.S. exchange and equity securities traded on NASDAQ are valued at the latest quoted sales price on the valuation date. Unlisted securities and listed securities not traded on the valuation date, for which market quotations are readily available, are valued at the average of the mean between the current bid and asked prices obtained from reputable brokers. Bonds and other fixed income securities may be valued according to the broadest and most representative market. In addition, bonds and other fixed income securities may be valued on the basis of prices provided by a pricing service. The prices provided by a pricing service are determined without regard to bid or last sale prices, but take into account institutional size trading in similar groups of securities and any developments related to the specific securities. Debt securities purchased with remaining maturities of 60 days or less are valued at amortized cost, if it approximates market value. All other securities and assets for which market values are not readily available, including restricted securities, are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be done by others.

2. Income Taxes: It is each Portfolio's intention to qualify as a regulated investment company and distribute all of its taxable and tax-exempt income. Accordingly, no provision for Federal income taxes is required in the financial statements.

3. Repurchase Agreements: The Portfolios of the Fund may enter into repurchase agreements under which the Portfolio lends excess cash and takes possession of securities with an agreement that the counterparty will repurchase such securities. In connection with transactions in repurchase agreements, a bank as custodian for the Fund takes possession of the underlying securities which are held as collateral, with a market value at least equal to the amount of the repurchase transaction, including principal and accrued interest. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to determine the adequacy of the collateral. In the event of default on the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. In the event of default or bankruptcy by the counter-party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

4. Other: Security transactions are accounted for on the date the securities are purchased or sold. Realized gains and losses on the sale of investment securities are determined on the specific identified cost basis. Dividend income is recorded on the ex-dividend date (except for certain foreign dividends that may be recorded as soon as the Fund is informed of such dividends) net of applicable withholding taxes where recovery of such taxes is not reasonably assured. Interest income is recognized on the accrual basis except where collection is in doubt. Discounts and premiums on securities purchased (other than mortgage-backed securities) are amortized according to the effective yield method over their respective lives. Most expenses of the Fund can be directly attributed to a particular Portfolio. Expenses which cannot be directly attributed are apportioned among the Portfolios based upon relative net assets. Distributions from the Portfolios are recorded on the ex-distribution date.

The amount and character of income and capital gain distributions to be paid by Portfolios of the Fund are determined in accordance with Federal income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing book and tax treatments for the character and timing of the recognition of gains or losses on securities and dividends received from real estate investment trusts.

Permanent book and tax basis differences relating to shareholder distributions may result in reclassifications among

               Morgan Stanley Dean Witter Universal Funds, Inc.
                     Notes To Financial Statements (Cont.)
                               December 31, 1999

undistributed net investment income (loss), accumulated net realized gain (loss) and paid in capital.

Permanent book and tax differences, if any, are not included in ending undistributed (distributions in excess of) net investment income/accumulated net investment loss for the purpose of calculating net investment income (loss) per share in the Financial Highlights.

B. Adviser: Morgan Stanley Dean Witter Investment Management Inc. ("MSDW Investment Management"), a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., provides the Portfolio with investment advisory services for a fee, paid quarterly, at the annual rate based on average daily net assets as follows:

                                                        From
                                         First          $ 500          More
                                         $ 500        million to        than
Portfolio                                million      $1 billion     $1 billion
---------                                -------      ----------     ----------
U.S. Real Estate..................        0.80%          0.75%          0.70%

MSDW Investment Management has agreed to reduce fees payable to it and to reimburse the Portfolio, if necessary, to the extent that the annual operating expenses expressed as a percentage of average daily net assets, exceed the maximum ratio of 1.10%.

C. Administrator: MSDW Investment Management (the "Administrator") also provides the Portfolio with administrative services pursuant to an administrative agreement for a monthly fee which on an annual basis equals 0.25% of the average daily net assets of the Portfolio, plus reimbursement of out-of-pocket expenses. Under an agreement between the Administrator and Chase Global Funds Services Company ("CGFSC"), a corporate affiliate of The Chase Manhattan Bank ("Chase"), CGFSC provides certain administrative services to the Fund. For such services, the Administrator pays CGFSC a portion of the fee the Administrator receives from the Fund. Certain employees of CGFSC are officers of the Fund. In addition, the Fund incurs local administration fees in connection with doing business in certain emerging market countries.

D. Custodian: The Chase Manhattan Bank serves as custodian for the Fund in accordance with a custodian agreement.

E. Credit Facility: During December 1999, the Fund, along with an affiliated open-end fund (collectively the "Funds"), entered into a 364-day Credit Agreement with a bank group comprised of major money center banks. Under the terms of the Agreement, the Funds are provided with a revolving credit facility (the "Facility") allowing the Funds to borrow, subject to the limitations set forth in each Fund's registration statement, amounts that, in the aggregate for the Funds, will not exceed $235 million. The Funds pay a commitment fee on the unused portion of the Facility at an annual rate of 0.09%. Fees incurred in connection with the arrangement of the Facility totaled approximately $225,000. The commitment fee and the arrangement fee are allocated to the Funds based on an estimate of the potential amount available to each Fund under their respective limitations. Such allocated costs are further allocated to the Portfolios based on their net assets. Amounts drawn down on the Facility bear interest at the annual rate equal to the then prevailing Federal Funds rate plus 0.50% which is borne by the respective borrowing Portfolio. For the year ended December 31, 1999, there were no amounts drawn down on the Facility.

F. Other: At December 31, 1999, cost and unrealized appreciation (depreciation) for U.S. Federal income tax purposes of the investments of the Portfolio were:

                                                                Net
      Cost         Appreciation         Depreciation         Depreciation
     (000)            (000)                (000)                (000)
     ----              ---                 ----                  ----
    $18,141           $ 127              $(2,419)              $(2,292)

For the year ended December 31, 1999, purchases and sales of investment securities for the Portfolio, other than long-term U.S. Government securities and short-term investments, were approximately $8,617,531 and $5,900,750, respectively. There were no purchases and sales of U.S. Government securities for the year ended December 31, 1999.

At December 31, 1999, the Portfolio had available capital loss carryforwards to offset future net capital gains, to the extent provided by regulations, through December 31, 2006 and December 31, 2007 of approximately $236,000 and $164,000, respectively. To the extent that capital loss carry-forwards are used to offset any future net capital gains realized during the carryforward period as provided by U.S. tax regulations, no capital gains tax liability will be incurred by the Portfolio for gains realized and not distributed. To the extent that capital gains are so offset, such gains will not be distributed to shareholders.

For the year ended December 31, 1999, the Portfolio intends to defer to January 1, 2000, for U.S. Federal income tax purposes, post-October capital losses of $57,000.

From time to time, a Portfolio may have shareholders that hold a significant portion of the Portfolio's outstanding shares. Investment activities of these shareholders could have a material impact on those Portfolios.

               Morgan Stanley Dean Witter Universal Funds, Inc.
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Morgan Stanley Dean Witter Universal Funds, Inc.--
U.S. Real Estate Portfolio

In our opinion, the accompanying statement of net assets and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Morgan Stanley Dean Witter Universal Funds, Inc.--U.S. Real Estate Portfolio (the "Portfolio") at December 31, 1999, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the two years in the period then ended and for the period March 3, 1997 (commencement of operations) through December 31, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

February 11, 2000

               Morgan Stanley Dean Witter Universal Funds, Inc.
                      Federal Tax Information (Unaudited)

For the year ended December 31, 1999, the percentage of distributions taxable as ordinary income for the Portfolio, as reported on Form 1099-DIV, that qualify for the dividends received deduction for corporations is 2.20%.

               Morgan Stanley Dean Witter Universal Funds, Inc.

Directors                                                                       Officers
Barton M. Biggs                                                                 Stefanie V. Chang
  Chairman of the Board                                                         Vice President
  Chairman and Director, Morgan Stanley Dean Witter
  Investment Management Inc. and Morgan Stanley Dean Witter
  Investment Management Limited; Managing                                       James A. Gallo
  Director, Morgan Stanley & Co. Incorporated                                   Vice President

Michael F. Klein
Director and President                                                          Harold J. Schaaff, Jr.
  Managing Director, Morgan Stanley Dean Witter Investment                      Vice President
  Management Inc. and Morgan Stanley & Co.
  Incorporated

John D. Barrett II                                                              Richard J. Shoch
Chairman and Director,                                                          Vice President
Barrett Associates, Inc.

Gerard E. Jones
Partner, Richards & O'Neil LLP                                                  Jospeh  P. Shoch
                                                                                Vice President
Andrew McNally IV
River Road Partners

Samuel T. Reeves                                                                Mary E. Mullin
Chairman of the Board and Chief Executive Officer                               Secretary
Pinnacle Trading L.L.C

Fergus Reid
Chairman and Chief Executive Officer,                                           Karl O. Hartmann
LumeLite Plastics Corporation                                                   Assistant Secretary

Frederick O. Robertshaw
Of Counsel, Copple, Chamberlin & Boehm, P.C.                                    Belinda A. Brady
                                                                                Treasurer

Investment Adviser and Administrator                                            Robin L. Conkey
Morgan Stanley Dean Witter Investment Management Inc.                           Assistant Treasurer
1221 Avenue of the Americas
New York, New York 10020

Miller Anderson & Sherrerd, LLP
One Tower Bridge
West Conshohocken, PA 19428-2899

Distributor
Morgan Stanley & Co. Incorporated
1221 Avenue of the Americas
New York, New York 10020

Custodian
The Chase Manhattan Bank
3 Chase MetroTech Center
Brooklyn, New York 11245

Legal Counsel
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

Independent Accountants
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

This report is authorized for distribution only when preceded or accompanied by the prospectus of the Morgan Stanley Dean Witter Universal Funds, Inc. which describes in detail each Investment Portfolio's investment policies, fees and expenses. Please read the prospectus carefully before you invest or send money. For additional information, including information regarding the investments comprising the Portfolio, please visit our website at www.msdw.com\institutional\investmentmanagement.